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                                                                   PRESS RELEASE
[CBIZ Century Business Services, Inc. Logo]



FOR IMMEDIATE RELEASE         CONTACT:     LORI NOVICKIS
                                           Century Business Services, Inc.
                                           Cleveland, Ohio
                                           (216) 447-9000


             CBIZ ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

Cleveland, Ohio (April 02, 2004)--CBIZ (Century Business Services, Inc.) (NASDAQ: CBIZ) today announced the preliminary results of its tender offer, which expired at 5:00 p.m., New York City time, on April 1, 2004.

CBIZ commenced the tender offer on March 4, 2004, when it offered to purchase up to 7.5 million shares of its outstanding common stock at $5.00 per share, net to the seller in cash, without interest.

Based on the preliminary count by Computershare Investor Services, LLC, the depositary for the offer, 15,454,629 shares of common stock, which includes 108,729 shares tendered through guaranteed delivery procedures, were properly tendered and not withdrawn. Since the offer was oversubscribed, the number of shares CBIZ will purchase from each tendering shareholder (other than odd-lot holders) will be prorated. Based upon the preliminary count, CBIZ estimates that the proration factor will be 48.82%. The determination of the proration factor is subject to final confirmation and is based on proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the impact of odd-lot and conditional tenders. The decision and final details will be announced following completion of the confirmation process. It is currently expected that payment of all shares purchased will be made on or before April 8, 2004.

"We are pleased that the offer was fully subscribed. The tender offer has provided our shareholders with a unique liquidity opportunity and will be accretive to our remaining shareholders," stated Steven Gerard, Chairman and Chief Executive Officer.

As of April 1, 2004, CBIZ had 85,723,711 shares of common stock outstanding. As a result of the completion of the tender offer, CBIZ expects to have approximately 78,223,711 shares of common stock outstanding as of the time immediately following payment for the tendered shares.

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    6050 Oak Tree Boulevard, South - Suite 500 - Cleveland, OH 44131 -
                   Phone (216) 447-9000 - Fax (216) 447-9007
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Any questions with regard to the tender offer may be directed to D.F. King at
(212) 269-5550 (banks and brokerage firms) or (800) 269-6427 (all others).

CBIZ is a provider of outsourced business services to small and medium-sized companies throughout the United States. As the largest benefits specialist, the ninth-largest accounting company, and one of the ten largest valuation and medical practice management companies in the United States, CBIZ provides integrated services in the following areas: accounting and tax; employee benefits; wealth management; property and casualty insurance; payroll; IS consulting; and HR consulting. CBIZ also provides valuation; litigation advisory; government relations; commercial real estate advisory; wholesale life and group insurance; healthcare consulting; medical practice management; worksite marketing; and capital advisory services. These services are provided throughout a network of more than 160 Company offices in 34 states and the District of Columbia.

 For further information regarding CBIZ, call the Investor Relations Office at
                     (216) 447-9000 or visit www.cbiz.com.
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    6050 Oak Tree Boulevard, South - Suite 500 - Cleveland, OH 44131 -
                   Phone (216) 447-9000 - Fax (216) 447-9007